UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

BioLexis Pte. Ltd.

36 Robinson Road

#13-01 City House

Singapore, 068877

ATTN: Executive Director

Telephone: +962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attn: Brien Wassner

(212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69012T 206	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons BioLexis Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,529,005 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,529,005 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,529,005 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes (1) an aggregate of 63,250 shares of Series A-1 Convertible Preferred Stock (“Preferred Stock”), which converts into an aggregate of 1,195,295 Shares and (2) warrants to purchase an aggregate of 8,294,216 Shares.
(2)	This percentage is calculated based upon 28,233,028 Shares outstanding based on information provided by the Issuer, plus (1) warrants to purchase an aggregate of 8,294,216 Shares, and (2) 1,195,295 Shares underlying the Preferred Stock.

CUSIP No. 69012T 206	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Ghiath M. Sukhtian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,529,005 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,529,005 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,529,005 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (1) an aggregate of 63,250 shares of Preferred Stock, which converts into an aggregate of 1,195,295 Shares and (2) warrants to purchase an aggregate of 8,294,216 Shares.
(2)	This percentage is calculated based upon 28,233,028 Shares outstanding based on information provided by the Issuer, plus (1) warrants to purchase an aggregate of 8,294,216 Shares, and (2) 1,195,295 Shares underlying the Preferred Stock.

CUSIP No. 69012T 206	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Arun Kumar Pillai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,529,005 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,529,005 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,529,005 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (1) an aggregate of 63,250 shares of Preferred Stock, which converts into an aggregate of 1,195,295 Shares and (2) warrants to purchase an aggregate of 8,294,216 Shares.
(2)	This percentage is calculated based upon 28,233,028 Shares outstanding based on information provided by the Issuer, plus (1) warrants to purchase an aggregate of 8,294,216 Shares, and (2) 1,195,295 Shares underlying the Preferred Stock.

CUSIP No. 69012T 206	Page 5 of 10 Pages

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D supplements and amends the statement on Schedule 13D of BioLexis Pte. Ltd. (formerly known as GMS Tenshi Holdings Pte. Limited), a Singapore private limited company (“BioLexis”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017 (the “Original Schedule 13D”), and amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto, filed with the SEC on each of November 1, 2017, June 25, 2018, July 20, 2018, November 9, 2018, January 3, 2019, February 5, 2019 and April 17, 2019, respectively (together the “Schedule 13D”). Except as otherwise specified in this Amendment No. 8, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 8 to report the receipt by BioLexis, for no consideration, of 2,181,818 Shares underlying certain warrants to purchase an aggregate of 3,636,364 Shares at an exercise price of $2.90 per share, which had an expiration date of July 12, 2020 (the “15-Month Warrants”), and were acquired in April 2019. The 15-Month warrants were net exercised for .60 of the underlying shares pursuant to their terms, as amended.

Item 1.	Security and Issuer.

 The Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”), of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 7 Clarke Drive, Cranbury, New Jersey 08512.  The Shares are listed on the Nasdaq Capital Market under the ticker symbol “OTLK”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This Amendment No. 8 is being filed by BioLexis, Sukhtian, and Kumar (collectively, the “Reporting Persons”).

(b)–(c)	Tenshi Life Sciences Private Limited (“Tenshi”), a private investment vehicle of Kumar, and GMS Pharma (Singapore) Pte. Limited (“GMS Pharma”), a private investment company and wholly-owned subsidiary of GMS Holdings, a private investment company (“GMS Holdings”), are the 50:50 beneficial owners of BioLexis in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares. Kumar, a natural person, is the holder of a controlling interest in Tenshi. Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma.

The principal office address of BioLexis is 36 Robinson Road, #13-01, City House, Singapore 068877. The principal office address of Kumar is #30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078. The principal office address of Sukhtian is Zahran Street, 7th Circle Zahran Plaza Building, 4th Floor P.O. Box 142904, Amman, Jordan 11844.

CUSIP No. 69012T 206	Page 6 of 10 Pages

The directors and executive officers of BioLexis are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(d)–(e)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i)	Kumar is a citizen of India.

(ii)	Sukhtian is a citizen of Jordan.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons received, for no consideration, 2,181,818 Shares underlying the 15-Month Warrants pursuant to a net exercise provision in such warrants that provided for the receipt of .60 of the underlying shares if, beginning May 12, 2019, the weighted average price (as defined therein) of the Shares was lower than $2.90 (the exercise price per share).

CUSIP No. 69012T 206	Page 7 of 10 Pages

Item 4.	Purpose of Transaction

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)–(b)	As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below. Based upon information provided by the Issuer, together with such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 62.4% of the issued and outstanding Shares. Sukhtian, as the holder of a controlling interest in GMS Holdings, the holder of a controlling interest in GMS Pharma, which owns 50% of the outstanding voting shares of BioLexis, may be deemed to indirectly beneficially own the Shares held by BioLexis. Kumar, as the holder of a controlling interest in Tenshi, which owns 50% of the outstanding voting shares of BioLexis, may also be deemed to indirectly beneficially own the Shares held by BioLexis. As a result, Kumar and Sukhtian share the power to direct the vote and to direct the disposition of the Shares described in Item 6 below.

(c)	Not Applicable.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Tenshi, a private investment vehicle of Kumar, and GMS Pharma, a private investment company and wholly-owned subsidiary of GMS Holdings, are the 50:50 beneficial owners of BioLexis, in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares. Kumar, a natural person, is the holder of a controlling interest in Tenshi. Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma. By virtue of such relationships, Kumar and Sukhtian may be deemed to have voting and investment power with respect to the securities held by BioLexis noted above and as a result may be deemed to beneficially own such securities for purposes of Rule 13d-3 under the Exchange Act. As of the date of this Schedule 13D, the number of Shares attributable to BioLexis (assuming conversion of the Preferred Stock and exercise of warrants to purchase Shares acquired by BioLexis) is 23,529,005. Kumar and Sukhtian may also each be considered to hold indirectly the same 23,529,005 Shares.

CUSIP No. 69012T 206	Page 8 of 10 Pages

Pursuant to the Investor Rights Agreement (as defined below), BioLexis was granted the right to appoint four representatives to the Issuer’s Board of Directors (the “Board”), and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. BioLexis has designated four representatives to serve on the Board.

Investor Rights Agreement

On September 11, 2017, the Issuer entered into an investor rights agreement with BioLexis (the “Investor Rights Agreement”) in connection with its initial 2017 purchase in a private placement of securities of the Issuer. Pursuant to the Investor Rights Agreement, the Issuer granted BioLexis certain registration rights with respect to the Shares issuable upon conversion or exercise of such securities, Board designation rights, and information rights, as well as the right of first offer over future issuances of securities and a right of participation in future securities issuances. The Issuer also agreed not to file any registration statement to register for resale the sale of any securities of a third party without BioLexis’ prior consent.

Additionally, the Issuer agreed to appoint up to four new directors to be designated by BioLexis, such that BioLexis’ designees represent a majority of the Board. As long as BioLexis maintains beneficial ownership of at least 5% of the Issuer’s outstanding Shares, it shall be entitled to nominate directors to the Board in proportion to its ownership stake in the Issuer. As long as BioLexis maintains beneficial ownership of at least 50% of the Issuer’s outstanding Shares but less than or equal to 57%, BioLexis shall be entitled to nominate a majority of the directors for election to the Board.

In connection with the purchase agreement entered into between the Issuer and BioLexis on May 11, 2018 (the “May 2018 Purchase Agreement”), the Issuer and BioLexis amended the Investor Rights Agreement in order to provide BioLexis certain registration and other rights with respect to the Shares acquired pursuant to the May 2018 Purchase Agreement and the Shares that may be issuable upon exercise of the Warrants acquired pursuant to the May 2018 Purchase Agreement (the “Investor Rights Agreement Amendment No. 1”).

In connection with the exchange agreement entered into between the Issuer and BioLexis on July 18, 2018 (the “Exchange Agreement”), the Issuer and BioLexis amended the Investor Rights Agreement in order to provide BioLexis certain registration and other rights with respect to the Shares that may be issuable upon conversion of the Preferred Stock acquired pursuant to the Exchange Agreement (the “Investor Rights Agreement Amendment No. 2”).

In connection with the purchase agreement entered into between the Issuer and BioLexis on November 5, 2018 (the “November 2018 Purchase Agreement”), the Issuer and BioLexis amended the Investor Rights Agreement in order to provide BioLexis certain registration and other rights with respect to the Shares acquired pursuant to the November 2018 Purchase Agreement (the “Investor Rights Agreement Amendment No. 3”).

CUSIP No. 69012T 206	Page 9 of 10 Pages

The foregoing descriptions of the Investor Rights Agreement, the Investor Rights Agreement Amendment No. 1, the Investor Rights Agreement Amendment No. 2 and the Investor Rights Agreement Amendment No. 3, do not purport to be complete and are qualified in their entirety by reference to the full text of the Investor Rights Agreement, the Investor Rights Agreement Amendment No. 1, the Investor Rights Agreement Amendment No. 2 and the Investor Rights Agreement No. 3, copies of which are filed as Exhibits 2, 3, 4 and 5 to this Schedule 13D, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among GMS Tenshi Holdings Pte. Limited, Ghiath M. Sukhtian, and Arun Kumar Pillai, dated June 19, 2019.

2.	Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.	First Amendment to the Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

4.	Second Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

5.	Third Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).

CUSIP No. 69012T 206	Page 10 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

BioLexis Pte. Ltd.

By:	/s/ Faisal G. Sukhtian
Name: Faisal G. Sukhtian
Title: Director

Ghiath M. Sukhtian

/s/ Ghiath M. Sukhtian

Arun Kumar Pillai

/s/ Arun Kumar Pillai

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

BioLexis Pte. Ltd.

The following tables set forth certain information with respect to the directors and executive officers of BioLexis Pte.Ltd.

Name, Business Address, Position	Principal Occupation	Citizenship

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Kwik Poh Choo 5 Ewe Boon Road Singapore 259316 Position: Director	Director	Singapore

Kannan Pudhucode Radhakrishnan # 30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078 Position: Director	Director at Tenshi Life Sciences Private Limited	India

Lau Yim Chu Nancy 36 Robinson Road #13-01 City House Singapore 068877 Position: Corporate Secretary	Corporate Secretary	British